Exhibit 12.1

HUNTSMAN INTERNATIONAL LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Fixed Charges:
Interest expensed and capitalized (includes amortization of deferred financing costs)	$184	$198	$264	$249	$243	$279	$303
Interest portion of rent expense	24	22	30	28	27	30	32

Total fixed charges	$208	$220	$294	$277	$270	$309	$335

Earnings:
Pretax income (loss) from continuing operations less equity income	607	274	362	160	(243)	(75)	259
Fixed charges	208	220	294	260	270	309	335
Amortization of capitalized interest	3	3	3	3	3	2	1
Less:
Interest capitalized	(3)	(1)	(2)	(1)	(3)	(17)	(17)

Total earnings plus fixed charges	$815	$496	$657	$439	$27	$219	$578

Ratio of earnings to fixed charges	3.9	2.3	2.2	1.6	—	—	1.7

Deficiency of earnings to fixed charges	$—	$—	$—	$—	$243	$90	$—